UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3)*

Affinity Gaming
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Richard C. Patton c/o Courage Capital Management, LLC 4400 Harding Road, Suite 503 Nashville, Tennessee 37205 United States of America
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON
IA

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Investments, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Courage Credit Opportunities Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard C. Patton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,191,327

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,191,327

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,327

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Not Applicable

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock") of Affinity Gaming, a Nevada corporation (the "Issuer").  The address of the executive offices of the Issuer is 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada, 89135
.

Item 2.	Identity and Background.

(a - c, f))
This Schedule 13D is being filed jointly by Courage Capital Management, LLC (the "Management Company"), Courage Investments, Inc. (the "General Partner"), Courage Credit Opportunities Fund II, L.P. ("Opportunities Fund II") and Mr. Richard C. Patton ("Mr. Patton", and collectively, the "Reporting Persons").

The Management Company is a Tennessee limited liability company, the General Partner is a Delaware corporation, Opportunities Fund II is a Delaware limited partnership and Mr. Patton is a United States citizen.

The Management Company serves as investment manager to private investment funds, including Opportunities Fund II.  The General Partner serves as general partner to private investment funds, including Opportunities Fund II.  Opportunities Fund II is a private investment fund.  The principal business office of the Reporting Persons is c/o Courage Capital Management, LLC, 4400 Harding Road, Suite 503, Nashville, Tennessee 37205.

During the past five years, none of the Reporting Persons has been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)	None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein were acquired as a result of a conversion of the Issuer from a Nevada limited liability company into a Nevada corporation, and the conversion of the common units (the "Common Units") of such limited liability company previously held by Opportunities Fund II into shares of Common Stock.  The Common Units previously held by Opportunities Fund II were acquired in connection with the bankruptcy reorganization of the Issuer's predecessor, or following the reorganization in open market purchases using the working capital of Opportunities Fund II.  No borrowed funds were used to purchase the Common Stock of the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired interests in the Issuer for investment purposes and continue to hold the converted shares of Common Stock for investment purposes.  The Management Company, as investment manager to Opportunities Fund II, the General Partner, as general partner of Opportunities Fund II and Mr. Patton, as sole director of the Management Company, share investment power and voting power with respect to the Common Stock held by Opportunities Fund II.

In order to provide the Issuer with the opportunity to evaluate strategic alternatives for the benefit of all stockholders of the Issuer, the Management Company entered into an agreement, dated May 29, 2013, (the "Agreement"), with certain other holders (the "Other Holders") of shares of Common Stock.

On December 3, 2013, the Management Company, on behalf of the Reporting Persons, and the Other Holders entered into a second amendment to the Agreement to extend the term thereof to June 30, 2015, unless earlier terminated pursuant to the terms of the Agreement.  All other terms and conditions of the Agreement as disclosed on this Schedule 13D on December 3, 2013 remain in full force and effect without amendment.

On July 28, 2014, the Management Company, the General Partner and Opportunities Fund II entered into an agreement (the "Settlement Agreement") by and among the Issuer and certain of the Other Holders.  Pursuant to the Settlement Agreement, (1) the Board of Directors of the Issuer will be reconstituted to include seven members, consisting of the Issuer's Chief Executive Officer, two members designated by a particular Other Holder and four members designated by the Management Company and the Other Holders (subject to the limitations and conditions set forth in the Settlement Agreement, including the ownership of a specified percentage of the outstanding shares), and (2) the existing litigation between a particular Other Holder and the Issuer (and certain of its directors) will be dismissed with prejudice.  The Settlement Agreement also requires the stockholders party thereto to take all necessary action, including voting their shares, to cause the election of the directors designated by the other stockholders (or group of stockholders) party thereto.  The stockholders party to the Agreement, as amended, waived any limitation under the Agreement to the execution of the Settlement Agreement and consented thereto.  The Settlement Agreement, filed herewith as Exhibit 99.2, is incorporated herein by reference and the foregoing description of the Settlement Agreement is qualified in its entirety by the full text of the Agreement.

As a result of the foregoing, the Reporting Persons and the Other Holders may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and for purposes of such section such group may be deemed to beneficially own the 16,772,539.4 shares of Common Stock held in the aggregate by the Reporting Persons and the Other Holders, constituting approximately 82.9% of the 20,243,262 outstanding shares of Common Stock.  The Reporting Persons disclaim beneficial ownership of all shares of Common Stock beneficially owned by the Other Holders (other than the shares of Common Stock held by Opportunities Fund II).

The Reporting Persons intend to review their investments in the Issuer continuously and may in the future change their present course of action.  Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may cause the sale of all or part of the shares held by them, or may cause the purchase of additional shares of Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise.  Any such purchases or sales may be made at any time without prior notice.  Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.  Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons each reserves the right to formulate such plans or proposals in the future.

*This outstanding shares figure reflects the number of outstanding shares of Common Stock at March 28, 2014, as reported in the Issuer's Form 10-K/A, filed on May 23, 2014.

Item 5.	Interest in Securities of the Issuer.

(a - e)
As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 1,191,327 shares of Common Stock, constituting 5.9% of the Common Stock, based upon 20,243,262 shares of Common Stock outstanding as of the date hereof.

The Management Company has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

The General Partner has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

Opportunities Fund II has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

Mr. Patton has the sole power to vote or direct the vote of 0 shares of common stock; has the shared power to vote or direct the vote of 1,191,327 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,191,327 shares of Common Stock.

As a result of the matters described in Item 4 above, the Reporting Persons and the Other Holders may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  For purposes of such section, such group may be deemed to beneficially own the 16,772,539.4 shares of Common Stock held in the aggregate by the Reporting Persons and the Other Holders, constituting approximately 82.9% of the 20,243,262 outstanding shares of Common Stock.  The Reporting Persons disclaim beneficial ownership of all shares of Common Stock beneficially owned by the Other Holders (other than the shares of Common Stock held by Opportunities Fund II).

As a result of the matters descried in Item 4 above, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of the 16,772,539.4 shares held in the aggregate by the Reporting Persons and the Other Holders.

The Reporting Persons have not engaged in any transactions with respect to the shares of Common Stock within the past sixty days.

*This outstanding shares figure reflects the number of outstanding shares of Common Stock at March 28, 2014, as reported in the Issuer's Form 10-K/A, filed on May 23, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws.  Except as otherwise set forth in this Schedule 13D, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

As described in Item 4 above, the Management Company has entered into the Agreement and the Settlement Agreement.  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships with the Issuer, any shareholder of the Issuer or any other person with respect to the securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1.            Joint Filing Agreement, dated as of July 30, 2014 by and between the Reporting Persons.

99.2     Settlement Agreement, dated July 28, 2014 by and between the Reporting Persons, the Other Holders and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2014
(Date)

Courage Capital Management, LLC

By:	/s/ Richard C. Patton
Name: Richard C. Patton
Title: Chief Manager

Courage Investments, Inc.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President

Courage Credit Opportunities Fund II, L.P.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President of the General Partner

Richard C. Patton, as an individual

By:	/s/ Richard C. Patton
Richard C. Patton

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13D, dated July 30, 2014, relating to the Common Stock of Affinity Gaming shall be filed on behalf of the undersigned.

July 30, 2014
(Date)

Courage Capital Management, LLC

By:	/s/ Richard C. Patton
Name: Richard C. Patton
Title: Chief Manager

Courage Investments, Inc.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President

Courage Credit Opportunities Fund II, L.P.

By:	/s/ Donald R. McLamb, Jr.
Name: Donald R. McLamb, Jr.
Title: President of the General Partner

Richard C. Patton, as an individual

By:	/s/ Richard C. Patton
Richard C. Patton

Exhibit 99.2

SETTLEMENT AGREEMENT
This SETTLEMENT AGREEMENT (this "Agreement") is made and entered into as of July 28, 2014, by and among Affinity Gaming, a Nevada corporation (the "Company"), Z Capital Partners, L.L.C., a Delaware limited liability company ("Z Capital"), the Affiliates of Z Capital set forth on Exhibit A hereto (together with Z Capital, the "Z Capital Holders"), SPH Manager, LLC, a Delaware limited liability company ("SPH Manager"), and each of the entities listed under "Other Holders" on Exhibit A hereto (collectively, the "Other Holders").  The Z Capital Holders, SPH Manager and the Other Holders are collectively referred to herein as the "Stockholders" and each individually as a "Stockholder."  The Company and the Stockholders are sometimes collectively referred to herein as the "Parties" and each individually as a "Party."  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 1.01.
WHEREAS, certain of the Z Capital Holders, their Affiliates and the Company are parties to the Pending Litigation and wish to settle such Pending Litigation;
NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
ARTICLE I
 DEFINITIONS
Section 1.01                          Definitions.  As used in this Agreement, the following terms shall have the meanings indicated below:
"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person.  For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.  Notwithstanding the foregoing, no Stockholder shall be deemed to be an "Affiliate" of the Company solely by reason of having entered into this Agreement.
"Agreement" has the meaning assigned in the preamble.
"Articles of Incorporation" means the Articles of Incorporation of the Company, dated December 20, 2012, as amended and/or restated from time to time.
"Beneficial Ownership" by a Person of any securities includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power which includes the power to vote, or to direct the voting of, such security; and/or (b) investment power which includes the power to dispose, or to direct the disposition, of such security, and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the SEC under the Exchange Act (and the terms "Beneficially Own" and "Beneficial Owner" shall have a correlative meaning); provided, however, that for purposes of this Agreement no Stockholder shall be deemed to Beneficially Own the Common Stock of any other Stockholder solely by reason of having entered into this Agreement; and provided further that for purposes of calculating the percentage of Shares that are Beneficially Owned by a Stockholder hereunder at any time, only Shares outstanding at such time shall be included and any Share Equivalent that has not then been exercised, converted or exchanged shall be excluded, notwithstanding the beneficial ownership rules of Rule 13d-3 under the Exchange Act.

"Board" means the board of directors of the Company.
"Bylaws" means the Amended and Restated Bylaws of the Company, dated March 28, 2013, as amended and/or restated from time to time.
"Claims" has the meaning set forth in Section 3.01(b).
"Clark County District Court" means the Eighth Judicial District Court in and for Clark County, Nevada.
"Common Stock" means the common stock, par value $0.001 per share, of the Company.
"Company" has the meaning assigned in the recitals.
"Director" means any member of the Board.
"Eligible Designee" means any designee for Director who is capable of being elected to the Board without violation of, and who has complied with, any applicable Law or the requirements of any Governmental Authority.
"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.
"Governmental Authority" means any federal, state, provincial, local or other court, governmental authority, tribunal, commission or regulatory body or self-regulatory body, including any securities exchange and any casino or gaming regulatory authority with jurisdiction over the Company or its activities, or any political or other subdivision, department, agency or branch of any of the foregoing.
"Independent Directors" has the meaning set forth in Section 2.01(b)(v).
"Individual Defendants" means Don R. Kornstein, Thomas M. Benninger, Scott D. Henry, Michael Rumbolz, and David D. Ross, each of whom was named as a defendant in the Pending Litigation.
"Law" means any and all laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.
"Necessary Action" means, with respect to a result and a Party, all actions (to the extent permitted by applicable Law) necessary to cause such result and within the control of such Party, including, without limitation and to the extent relevant, (a) voting or providing a written consent or proxy with respect to Shares, (b) calling and/or attending meetings in person or by proxy for purposes of obtaining a quorum and adopting or approving stockholders' resolutions and amendments to the Articles of Incorporation or Bylaws, (c) causing Directors, to the extent such Directors were nominated or designated by the Person obligated to undertake the Necessary Action, and subject to any fiduciary duties that Directors may have, to act in a certain manner or causing them to be removed in the event they do not act in such a manner, (d) executing agreements and instruments, (e) making, or causing to be made, with any Governmental Authority, all filings, approvals, registrations or similar actions that are required to achieve such result, and (f) with respect to the Company only, appointing replacement directors designated or nominated by a Stockholder in accordance with this Agreement.
"Nevada Supreme Court" means the Supreme Court of the State of Nevada.
"Other Holders" has the meaning set forth in the Preamble.

"Other Holders Minimum Ownership Condition" means, at any time, the Beneficial Ownership by the Other Holders in the aggregate of at least 3,643,787 Shares (as adjusted from time to time for any stock dividend, stock split, reverse stock split, stock combination, recapitalization, reclassification or any other similar transaction  that affects all stockholders or the holders of any class of Shares (as the case may be) proportionately).
"Parties" has the meaning set forth in the Preamble.
"Pending Litigation" means that certain action styled "Z Capital Partners, L.L.C., et al. v. Don R. Kornstein, et al.," Case No. A-13-677739-B, pending in the Clark County District Court and that certain action styled "Don R. Kornstein, et al. v. Z Capital Partners, L.L.C.," Case No. 63177, pending in the Nevada Supreme Court.
"Person" means any individual, firm, partnership, corporation, trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger or otherwise) of such entity.
"Preliminary Injunction" has the meaning set forth in Section 3.01(a).
"Regulatory Event" means, with respect to any Other Holder, (i) receipt by such Other Holder of notice from any casino or gaming regulatory authority with jurisdiction over any of the Company, its Affiliates or any of their respective operations that, as a result of such Other Holder being bound by this Agreement, such Other Holder is required to obtain a license, permit, approval, waiver or finding of suitability that such Other Holder does not already possess, (ii) such Other Holder shall have consulted with gaming counsel and such counsel shall have attempted and been unsuccessful in dissuading the applicable authority from such a view and (iii) such Other Holder shall have determined that it must invoke its rights under Section 5.11 in order to preserve its desired passive regulatory status.
"Releasees" has the meaning set forth in Section 3.01(b).
"Releasors" has the meaning set forth in Section 3.01(b).
"Rights Agreement" means that certain Rights Agreement, dated effective December 21, 2012, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, as amended.
"SEC" means the Securities and Exchange Commission.
"Shares" means any and all shares of Common Stock and/or shares of capital stock of the Company, by whatever name called, that are entitled to vote generally in the election of Directors (including voting rights which arise by reason of default) and shall include any such shares now owned or subsequently acquired, however acquired, including, without limitation, through stock splits and as stock dividends.

"Share Equivalent" means any option, right, subscription, warrant, phantom stock right or other contract right to receive Shares or any bonds, notes, debentures or other securities of any kind whatsoever, that are, or may become, convertible into or exchangeable or exercisable for, Shares, in each case, that do not carry the right generally to vote in the election of Directors until such time as they are converted, exchanged or exercised, as the case may be.
"SPH Manager" has the meaning set forth in the Preamble.
"Stockholder" has the meaning set forth in the Preamble.
"Z Capital" has the meaning set forth in the Preamble.
"Z Capital Holders" has the meaning set forth in the Preamble.
"Z Capital VCOC" has the meaning set forth in Section 2.01(b)(ii).
Section 1.02                          General Interpretive Principles.  Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders.  Unless otherwise specified, words such as "herein", "hereof", "hereby", "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular Section or subsection of this Agreement, and references herein to "Articles" or "Sections" refer to Articles or Sections of this Agreement.
ARTICLE II
 BOARD OF DIRECTORS
Section 2.01                          Board Composition.  From and after the date hereof and until the termination of this Agreement pursuant to Section 5.01, each Party shall take all Necessary Action so that:
(a)            the authorized number of Directors shall be maintained at seven (7);
(b)            the following persons shall be nominated by the Board for election and appointed or elected to the Board:
(i)            the Chief Executive Officer of the Company;
(ii)            two (2) Eligible Designees of Z Capital, one of which shall be designated by Z Capital Special Situations Fund II-B, LP (the "Z Capital VCOC") during any time that the Z Capital VCOC holds direct or indirect ownership interests in the Company;
(iii)            one (1) Eligible Designee of SPH Manager;
(iv)            one (1) Eligible Designee as follows:
(A)            if the Other Holders Minimum Ownership Condition is satisfied, one (1) Eligible Designee of the Other Holders; or
(B)            if the Other Holders Minimum Ownership Condition is not satisfied, one (1) Eligible Designee of SPH Manager and the Other Holders; and

(v)            two (2) Eligible Designees who meet the applicable director independence requirements then in use by the Company to determine director independence (the "Independent Directors"), one (1) of whom shall be designated by SPH Manager and one (1) of whom shall be designated by (A) the Other Holders so long as the Other Holders Minimum Ownership Condition is satisfied and, (B) in all other cases, by SPH Manager and the Other Holders.  Notwithstanding the foregoing, in the event that, and for so long as, the combined Beneficial Ownership of SPH Manager and the Other Holders is less than 5,060,816 Shares and the combined Beneficial Ownership of the Z Capital Holders is greater than 5,060,816 Shares (in each case, as such Share number is adjusted from time to time for any stock dividend, stock split, reverse stock split, stock combination, recapitalization, reclassification or any other similar transaction  that affects all stockholders or the holders of any class of Shares (as the case may be) proportionately), one (1) Independent Director shall be designated by SPH Manager and the Other Holders and one (1) Independent Director shall be designated by Z Capital.
Section 2.02                          Removal; Vacancies.
(a)     Each Stockholder (or group of Stockholders) that has the right to designate a Director(s) shall have the exclusive right to (i) cause the removal of its respective designee(s) from the Board, and the Parties shall take all Necessary Action to cause the removal of any such designee at the request of the applicable designating Stockholder(s) and (ii) designate for election or appointment to the Board, Directors to fill vacancies created by reason of death, removal or resignation of its designees to the Board, and the Parties shall take all Necessary Action to cause any such vacancies to be filled by replacement directors designated by such designating Stockholder(s) as promptly as reasonably practicable.
(b)    If any Stockholder (or group of Stockholders) that has the right to designate a Director(s) fails to exercise such right (i) in the case of the Company's annual meeting or a special meeting at which Directors are to be elected, within the period constituting timely notice for such events as set forth in the applicable provisions of the Articles of Incorporation and Bylaws, or (ii) in the case of a designation of a director for election to the Board to fill a vacancy on the Board pursuant to Section 2.02(b) of this Agreement, 60 days, then, until such time as such Stockholder (or group of Stockholders) properly exercises its designation rights hereunder, such vacancy or vacancies shall be filled (A) by Directors designated by SPH Manager, in the event that the Other Holders decline for any reason to exercise their right to designate a Director at a time when the Other Holders are permitted to do so, and, (B) in all other cases, by Directors designated by a majority of Directors then in office.
Section 2.03                          Voting; Actions in Furtherance of this Article. Without limiting the generality of Section 2.01 and Section 2.02:
(a)    each Stockholder agrees to take all Necessary Action, including by casting all votes to which such Stockholder is entitled in respect of its Shares, at any and all election of Directors, whether at any annual or special meeting, by written consent or otherwise, so as to cause the election, removal and replacement of Directors in the manner contemplated in Section 2.01 and Section 2.02 and to otherwise give the fullest effect possible to the provisions of this Article II; and
(b)    the Company agrees, to the extent permitted by applicable Law, to include in the slate of nominees recommended by the Board for election at any meeting of stockholders called for the purpose of electing Directors the individuals designated pursuant to Section 2.01 (or their replacement pursuant to Section 2.02) and to nominate and recommend each such individual to be elected as a Director as provided herein, and to solicit proxies or consents in favor thereof, and take all Necessary Action to otherwise give the fullest effect possible to the provisions of this Article II.

Section 2.04                          Collective Action. The election to designate (pursuant to clause (iv) or (v) of Section 2.01(b)) or to cause the removal of (pursuant to Section 2.02(a)) any Director by the Other Holders, or by SPH Manager and the Other Holders, and the taking of any other action by the Other Holders, or by SPH Manager and the Other Holders, in each case collectively as contemplated in this Agreement, shall be effective upon the delivery of a written notice thereof to the Company executed by the holders of a majority of the outstanding Shares (other than Shares held by any Other Holder who has waived its right or declined to participate in the designation or removal of Directors pursuant to Section 5.06, Section 5.11 or otherwise) that are Beneficially Owned in the aggregate by the Other Holders or by SPH Manager and the Other Holders, as the case may be.
ARTICLE III
 ADDITIONAL AGREEMENTS
Section 3.01                          Release of Claims; Termination of Pending Litigation.
(a)    The Company and the Z Capital Holders and their respective Affiliates shall cause the Pending Litigation to be terminated by the submission of the (i) Stipulation and Order to Dismiss Action With Prejudice, Dissolve Preliminary Injunction, and Release Security Bond in the form of Exhibit 3.01(a)(i) attached hereto to the Clark County District Court and (ii) Stipulation for Dismissal of Appeal in the form of Exhibit 3.01(a)(ii) attached hereto to the Nevada Supreme Court. The Parties and their Affiliates hereby agree and acknowledge that Exhibit 3.01(a)(i), when filed with the Clark County District Court, and Exhibit 3.01(a)(ii), when filed with the Nevada Supreme Court, shall (A) dissolve the preliminary injunction entered in the Pending Litigation on May 10, 2013 (the "Preliminary Injunction"), (B) release and return to the Z Capital Holders the $500,000 bond posted by or on behalf of the Z Capital Holders as a condition to the entry of the Preliminary Injunction in the Pending Litigation and (C) cause the Pending Litigation to be terminated with prejudice.
(b)    Each Party, for itself and for its Affiliates, and its and their respective directors, officers, employees, agents, successors and assigns, as applicable (collectively, the "Releasors"), does hereby irrevocably remise, release and forever discharge each other Party and its Affiliates and its and their respective current and past directors, officers, employees, agents, successors and assigns, as applicable (collectively, the "Releasees") of and from any and all manner of actions, causes of action, suits, complaints, claims, demands, damages, costs, fines, penalties, expenses and any and all legal obligations and compensation of whatsoever kind and howsoever arising, in law or in equity, whether known or unknown, suspected or unsuspected, in each case to the extent related to the Company or the Shares and arising at or before the date hereof (collectively, the "Claims"), in each case other than any matter or thing arising in respect of the execution or performance of this Agreement.  For the avoidance of doubt, the Claims released in this Section 3.01(b) include any and all claims that were asserted or could have been asserted in the Pending Litigation.  Notwithstanding the foregoing, each of the Individual Defendants in the Pending Litigation will not be released by the terms of this Agreement but instead shall be released by a separate settlement agreement to be executed simultaneously herewith.
(c)     Each Party further covenants and agrees not to, and to cause each other Releasor not to, directly or indirectly, join, assist, aid or act in concert in any manner whatsoever with any other Person in the making of any claim or demand or in the bringing of any proceeding or action in any manner whatsoever against the Releasees or any of them with respect to the Claims released or discharged pursuant to Section 3.01(b).

Section 3.02                          VCOC Management Rights Letter.  Promptly after the date hereof, the Company and the Z Capital VCOC shall enter into a VCOC management rights letter in the form of Exhibit 3.02 attached hereto.
Section 3.03                          Actions by the Company; Termination of the Rights Agreement.  The Parties acknowledge and agree that the Rights Agreement is and shall be considered null and void.  Upon execution of this Agreement, the Company and its Affiliates shall promptly take any and all actions necessary to terminate the Rights Agreement.  The Company shall not enter into any stockholder rights agreement or similar arrangement that would have an effect the same or substantially the same as the Rights Agreement, unless such agreement or similar arrangement exempts each Stockholder and its Affiliates (and any group consisting of one or more Stockholders or their Affiliates) until such time such Stockholder Beneficially Owns, together with its Affiliates, less than one-half of the Shares owned by such Stockholder and its Affiliates as of the date hereof as set forth on Exhibit A  (as adjusted from time to time for any stock dividend, stock split, reverse stock split, stock combination, recapitalization, reclassification or any other similar transaction  that affects all stockholders or the holders of any class of Shares (as the case may be) proportionately), it being understood that thereafter such Stockholder and its Affiliates will no longer be entitled to such exemption (regardless of the number of Shares such Stockholder Beneficially Owns).
Section 3.04                          Governing Documents of the Company.  The Parties acknowledge and agree that all provisions of the Articles of Incorporation and the Bylaws are in full force and effect and binding upon the Company and its stockholders (including the Stockholders).  The Parties further acknowledge and agree that the Operating Agreement of Herbst Gaming, LLC, dated as of December 31, 2010 and as thereafter amended from time to time, is of no force or effect and does not govern the Company or its Affiliates.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES
Section 4.01                          Representations and Warranties of All Parties.  Each Party hereby represents and warrants to each other Party on the date hereof as follows:
(a)    Organization; Authority; Enforceability. Such Party is a corporation or legal entity duly organized or formed, validly existing and (to the extent applicable) in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate or similar entity power and authority to conduct its business as it is now being conducted.  Such Party has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by such Party and the consummation by such Party of the transactions contemplated hereby have been duly and validly authorized by all necessary action, and no other proceedings on the part of such Party are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery by each other Party, constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor's rights, and subject to general equitable principles).

(b)    No Breach.  None of the execution and delivery of this Agreement, the consummation by such Party of the transactions contemplated by this Agreement or the performance by such Party of its obligations hereunder will (i) conflict with, or result in the breach of any provision of the constitutive documents of such Party; (ii) result in any violation, breach, conflict, default or event of default (or an event which with notice, lapse of time, or both, would constitute a default or event of default), or give rise to any right of acceleration or termination or any additional payment obligation, under the terms of any material contract, agreement or permit to which such Party is a party or by which such Party's assets or operations are bound or affected; or (iii) violate, in any material respect, any Law applicable to such Party.
(c)    Consents.  No consent, waiver, approval, authorization, exemption, registration, license or declaration is required to be made or obtained by such Party in connection with the execution, delivery or performance of this Agreement that has not yet been obtained.
Section 4.02                          Representations and Warranties of the Stockholders.  Each Stockholder hereby represents, warrants and agrees to or with each other Party as follows:
(a)    Such Stockholder Beneficially Owns the number of Shares set forth opposite such Stockholder's name on Exhibit A hereto.
(b)    Such Stockholder has not entered into any agreement or knowingly taken any action (and shall not during the term of this Agreement enter into any agreement or knowingly take any action) that would make any representation and warranty of such Stockholder contained in Section 4.01 untrue or incorrect in any material respect or have the effect of preventing such Stockholder from performing any of such Stockholder's material obligations under this Agreement.
ARTICLE V
 MISCELLANEOUS
Section 5.01                          Termination.
(a)    This Agreement shall terminate (i) by the mutual consent of all Stockholders at any time, and (ii) automatically (without action by any Party) if either the Z Capital Holders (in the aggregate) or SPH Manager and the Other Holders (in the aggregate) cease to Beneficially Own at least 4,048,652 Shares (as adjusted from time to time for any stock dividend, stock split, reverse stock split, stock combination, recapitalization, reclassification or any other similar transaction that affects all stockholders or the holders of any class of Shares (as the case may be) proportionately).
(b)    Any termination of this Agreement shall be without prejudice to liabilities arising hereunder before such termination of this Agreement.
(c)    Notwithstanding anything to the contrary in this Agreement, Articles III and V of this Agreement, and each of the provisions therein, shall each indefinitely survive any termination, in whole or in part, of this Agreement.

Section 5.02                          No Third Party Beneficiaries.  This Agreement is not intended to confer upon any person or entity other than the Releasees and the Parties hereto and thereto any rights or remedies hereunder.
Section 5.03                          Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.
Section 5.04                          Assignment. Neither this Agreement nor any rights, interests or obligations hereunder, shall be assigned, in whole or in part, by any Party hereto by operation of law or otherwise without the prior written consent of the other Parties hereto.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.
Section 5.05                          Amendments.  Except as otherwise provided herein, the terms and provisions of this Agreement may be modified or amended at any time and from time to time only by a written instrument signed by both Z Capital and the holders of at least two-thirds of the Shares then Beneficially Owned by SPH Manager and the Other Holders (in the aggregate); provided, that (a) any amendment to this Agreement that would have a disproportionate material adverse effect on any Stockholder (or, in the case of rights held by a group of Stockholders, on such group of Stockholders) relative to another Stockholder or Stockholders (other than as a result of such Stockholder or group of Stockholders electing not to exercise any rights granted to such Stockholder or group of Stockholders pursuant to the terms of this Agreement) shall require the written consent of that Stockholder (or, in the case of rights held by a group of Stockholders, such group of Stockholders), (b) any amendment to this Agreement that deprives a Stockholder of its right to designate, or participate in the collective designation of, a Director or Directors shall require the written consent of that Stockholder and (c) this Section 5.05 may not be amended without the prior written consent of all of the Stockholders.  All Stockholders shall receive notice of any amendment to this Agreement.  For the avoidance of doubt, any amendment required to be approved by the Other Holders, or by SPH Manager and the Other Holders, as the case may be, pursuant to this Section 5.05 shall be approved in accordance with Section 2.04; provided such written notice shall be provided to each Party.
Section 5.06                          Waiver.  Any Party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving Party.  No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of either Party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.
Section 5.07                          Notices. All notices and other communications hereunder shall be in writing and shall be deemed given only (a) when delivered personally to the recipient, (b) one (1) business day after being sent to the recipient by reputable overnight courier service provided that confirmation of delivery is received, (c) upon machine-generated acknowledgement of receipt after transmittal by facsimile (provided that a confirmation copy is sent via reputable overnight courier service for delivery within two (2) business days thereafter, or (d) by e-mail of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient). Any notice and document shall be addressed to the Party entitled to receive such notice or other document (a) in the case of the Company, at Affinity Gaming, ATTN: Legal Department, 3755 Breakthrough Way, Suite 300, Las Vegas, NV 89135, and (b) in the case of any Stockholder, at such Stockholder's address shown on Exhibit A hereto, or at such other address for a Party as shall be specified by like notice.

Section 5.08                          Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.
Section 5.09                          Specific Performance.
(a)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, may occur in the event that the Parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Accordingly, except as otherwise set forth in this Section 5.09, the Parties acknowledge and agree that the Parties hereto shall be entitled, without posting a bond, security or other indemnity, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.
(b)    Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 5.09.  The Parties hereto further agree that (i) by seeking the remedies provided for in this Section 5.09, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party, and (ii) neither the commencement of any legal proceeding pursuant to this Section 5.09 nor anything set forth in this Section 5.09 shall restrict or limit any Party's right to pursue any other remedies that may be available then or thereafter.
Section 5.10                          Governing Law and Exclusive Jurisdiction; Service of Process; Waiver of Jury Trial.
(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.
(b)    To the fullest extent permitted by applicable Law, each Party hereto (i) agrees that any claim, action or proceeding by such Party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the United States District Court for the District of Nevada or any Nevada State court, in each case, located in Clark County, Nevada and not in any other State or Federal court in the United States of America or any court in any other country, (ii) agrees to submit to the exclusive jurisdiction of such courts located in Clark County, Nevada for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby, (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court or any claim that any such proceeding brought in such a court has been brought in an inconvenient forum, (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.07 or any other manner as may be permitted by law shall be valid and sufficient service thereof and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c)    EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE COMPANY OR THE STOCKHOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 5.11                          Regulatory Matters.  All agreements of the Other Holders herein are made subject to applicable gaming laws and regulations and interpretations of any applicable gaming regulatory authority.  Each Other Holder, by its execution and delivery of this Agreement and notwithstanding its acknowledgements and agreements set forth herein, does not intend to alter its current passive investor status relative to the Shares owned by it.  As a result, each Other Holder intends to invoke its rights under this Section 5.11 upon the occurrence of a Regulatory Event with respect to such Other Holder.  Upon the occurrence of a Regulatory Event, each of the Stockholders agrees, from time to time, as and when requested by any Other Holder, to consent to an amendment to this Agreement as such Other Holder may reasonably request in order to appropriately address the issues giving rise to the Regulatory Event, the sole effect of which amendment is to limit the rights of such Other Holder (a) to participate in the nomination, election or removal of Directors designated pursuant to clause (iv), (v) or (vi) of Section 2.01 or (b) to take Necessary Action to cause the nomination, election or removal of Directors as contemplated by Article II.   If as a result of any such amendment (or any waiver of such rights pursuant to Section 5.06), the rights of any Other Holder are so limited in respect of any Shares held by such Other Holder, such Other Holder shall no longer be deemed to Beneficially Own such Shares for purposes of determining whether the Other Holders Minimum Ownership Condition is satisfied.
Section 5.12                          Descriptive Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 5.13                          Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.
AFFINITY GAMING
By:	/s/ Marc H. Rubinstein
Name: Marc H. Rubinstein Title: Sr. VP, GC and Secretary

[Company Signature Page to Settlement Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Z CAPITAL PARTNERS, L.L.C. By: /s/ James J. Zenni, Jr. Name: James J. Zenni, Jr. Title: President	ZENNI HOLDINGS, LLC By: /s/ James J. Zenni, Jr. Name: James J. Zenni, Jr. Title: Sole Owner
Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P. By: /s/ James J. Zenni, Jr. Name: James J. Zenni, Jr. Title: President	Z CAPITAL SPECIAL SITUATIONS GP, L.P. By: /s/ James J. Zenni, Jr. Name: James J. Zenni, Jr. Title: President
Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C. By: /s/ James J. Zenni, Jr. Name: James J. Zenni, Jr. Title: President	Z CAPITAL SPECIAL SITUATIONS FUND II-B, LP By: /s/ James J. Zenni, Jr. Name: James J. Zenni, Jr. Title: President
SPH MANAGER, LLC By: /s/ Edward Mule Name: Edward Mule Title: Member	SPECTRUM GROUP MANAGEMENT, LLC By: /s/ Jeffrey Schaffer Name: Jeffrey Schaffer Title: Managing Member
HIGHLAND CAPITAL MANAGEMENT, LP By: /s/ Frank Waterhouse Name: Frank Waterhouse Title: Assistant Treasurer	STRAND ADVISORS, INC. By: /s/ Frank Waterhouse Name: Frank Waterhouse Title: Assistant Treasurer

[Stockholders Signature Page 1 of 2 to Settlement Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

COURAGE CAPITAL MANAGEMENT, LLC By: /s/ Richard C. Patton Name: Richard C. Patton Title: Chief Manager	COURAGE INVESTMENTS, INC. By: /s/ Elizabeth F. Bothner Name: Elizabeth F. Bothner Title: Assistant Vice President
COURAGE CREDIT OPPORTUNITIES FUND II, L.P. By: /s/ Elizabeth F. Bothner Name: Elizabeth F. Bothner Title: Assistant Vice President of the General Partner

[Stockholders Signature Page 2 of 2 to Settlement Agreement]

EXHIBIT A
NAMES, ADDRESSES AND SHARE OWNERSHIP OF STOCKHOLDERS

STOCKHOLDER	ADDRESS	COMMON STOCK
Z Capital Holders
Z Capital Partners, L.L.C.	Address: Z Capital Partners, L.L.C. Two Conway Park 150 Field Drive, Suite 300 Lake Forest, IL 60045 Facsimile: 847-235-8111 Email: mauerbach@zcap.net Attn: Martin J. Auerbach	6,828,803.40(1)
Zenni Holdings, LLC		6,828,803.40(1)
Z Capital Special Situations Adviser, L.P.		4,256,693.23(1)
Z Capital Special Situations GP, L.P.		2,572,110.17(1)
Z Capital Special Situations UGP, L.L.C.		2,572,110.17(1)
Z Capital Special Situations Fund II-B, LP
SPH Manager
SPH Manager, LLC	Address: c/o Silver Point Capital, L.P. 2 Greenwich Plaza Greenwich, CT 06830 Facsimile: 203-542-4308 Email: ffogel@silverpointcapital.com Attn: Frederick H. Fogel	5,082,992
Other Holders
Spectrum Group Management, LLC	Address: Spectrum Group Management, LLC 1250 Broadway, 19th Floor New York, NY 10001 Facsimile: 212-983-2322 Email: jschaffer@spectrumgp.com Attn: Jeffrey Schaffer	2,003,959
Highland Capital Management, LP	Address: Highland Capital Management, LP 300 Crescent Court, Suite 700 Dallas, TX 75201 Facsimile: 972-628-4147 Email: tparker@highlandcapital.com Attn: Trey Parker	1,665,458(1)
Strand Advisors, Inc.		1,665,458(1)
Courage Capital Management, LLC	Address: Courage Capital Management, LLC 4400 Harding Road, Suite 503 Nashville, TN 37205 Facsimile: 615-298-7529 Email: rhorton@couragecap.com and mtipnis@couragecap.com Attn: Richard C. Patton	1,191,327(1)
Courage Investments, Inc.		1,191,327(1)
Courage Credit Opportunities Fund II, L.P.		1,191,327(1)

________________________
(1) The Stockholder possesses shared voting power and/or shared dispositive power with respect to such shares of Common Stock with other Affiliates of such Stockholder set forth on this Exhibit A.

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